KAYE SCHOLER LLP

Garth B. Thomas
212 836-7812





05006461

March 9, 2005

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549


RECD S.E.C.
MAR 10 2005
1086

SUPPL

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.


PROCESSED
MAR 17 2005
THOMSON
FINANCIAL

Specifically, the following is enclosed:

(i) the Company's January 10, 2005 press release regarding MultiThématiques and Lagardère Thématiques;

(ii) the Company's February 8, 2005 press release regarding Company's stake in T-Online; and

(iii) the Company's February 10, 2005 press release regarding the Company's Sales for Year 2004.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Garth B. Thomas

cc: Mr. Laurent Carozzi
Ms. Helene Martin
Fred Marcusa, Esq.
Kenneth G.M. Mason, Esq.





PRESS RELEASE

Paris – January 10, 2005

The Canal+ Group and the Lagardère Group announced that they have signed an agreement to unwind their cross-shareholdings in MultiThématiques, which will henceforth be 100% owned by the Canal+ Group, and in Lagardère Thématiques, which will henceforth be virtually wholly owned by the Lagardère Group.

This agreement, which is subject to scrutiny by the French anti-trust authorities, is a direct consequence of the Conseil d'Etat ruling of October 20, 2004, which cancelled the TNT (Digital Terrestrial Television) licenses of 6 channels on the grounds that they were jointly controlled within Lagardère Thématiques. The two groups intend that by entering into this agreement, they will ensure that they are in the best possible position for the forthcoming TNT frequency bidding process to be launched by the CSA, the French broadcasting regulator.

The Canal+ Group and the Lagardère Group are continuing with their business partnership within CanalSatellite, which in 2004 confirmed its position as French no.1 in satellite TV packages, with a portfolio of over 2.9 million subscribers.

At present, following the purchase last September of the shares previously held by Partcom, MultiThématiques is 70% owned by the Canal+ Group and 30% owned by the Lagardère Group. It operates the theme channels Cinécinéma (6 movie channels and a movie news channel), Planète (4 channels), Jimmy, Seasons, Comédie! and Cuisine TV.

Lagardère Thématiques is currently 51% owned by the Lagardère Group via Lagardère Images (65% Lagardère Active Broadcast/35% Partcom) and 49% owned by the Canal+ Group.

Press contacts:

CANAL+ Group
Press Contacts
Laurence Gallot
Tel: +33 (0)1 71 35 02 22
laurence.gallot@canal-plus.com
Benoît Liva
Tel: +33 (0)1 71 35 01 66
Benoît.liva@canal-plus.com

LAGARDERE Group
Press Contact
Arnaud Molinié
Tel: +33 (0)1 40 69 16 72
Investor Relations
Laurent Carozzi
Tel: +33 (0)1 40 69 18 02
lcarozzi@lagardere.fr



Press Release

LAGARDERE





UPDATE ON LAGARDERE'S STAKE IN T-ONLINE

The Lagardère Group has sold T-Online shares in an amount totaling, on the evening of February 4 2005, 55,9 million shares.
The Lagardère Group also redeemed €592m of exchangeable bonds for T-Online shares (out of the €767m in issue).
Following these transactions, the Group owns 13,7 million T-Online shares, which remain available in the event that the exchangeable bonds outstanding will be exchanged.

History of Lagardère's stake in T-Online

The Lagardère Group originally held 69,6 million T-Online shares, received in connection with the contribution of 100% of the Club Internet business to T-Online in February 2000.

On June 27, 2002, Lagardère SCA issued bonds exchangeable for T-Online International AG shares, covering 86% of the T-Online shares held by the Lagardère Group. This €767m bond issue had a 3-year maturity and an annual coupon rate of 2.5%.

On October 9, 2004, Deutsche Telekom announced its intention of merging with its subsidiary T-Online. Shareholders of T-Online International AG will be offered Deutsche Telekom shares in exchange for their T-Online stakes. To accommodate shareholders who would rather sell their shares, Deutsche Telekom announced a voluntary cash offer to buy back T-Online shares at a price of €8.99 per share.

On November 26, 2004, the cash offer was made (€8.99 per T-Online share). The offer period closed on February 4, 2005.
On January 25, 2005, the indicative exchange ratio range was made public: it is expected to be between 0.45 and 0.55 Deutsche Telekom share for one T-Online share.

Paris, February 8, 2005

The Lagardère Group is a market leader in the media sector (books, press, audiovisual, and distribution/retailing of cultural products). The Group also has interests in the high technology sector via a 15.04% equity stake in EADS.
The Group posted revenues of €12,454m in 2003, and employs 43,000 people in over 40 countries.
The Lagardère Group is listed on the Premier Marché of the Paris Bourse.

Press contacts

Thierry Funck-Brentano	tel. +33 (0)1 40 69 16 34	tfb@lagardere.fr
Arnaud Molinié	tel. +33 (0)1 40 69 16 72	amolinie@lagardere.fr

Investor Relations contact

Laurent Carozzi	tel. +33 (0)1 40 69 18 02	lcarozzi@lagardere.fr



Press Release

LAGARDERE



2004 CONSOLIDATED REVENUES FOR LAGARDERE SCA: UP 7.5%

8.2% GROWTH AT LAGARDERE MEDIA ON A REPORTED BASIS AND 3.3% GROWTH ON A LIKE-FOR-LIKE BASIS(*)

Lagardère Media posted 8.2% growth in reported revenues in the year to December 31, 2004. The reported figure was again adversely affected by the appreciation of the euro, which had a negative impact of 1.7% on the full-year growth rate. However, it was boosted by the consolidation of the retained Editis businesses from January 1, 2004 (impact: €341.6m) and of the activities of Hodder Headline for the final quarter (impact: €61.13m).

Lagardère Media revenues rose by 3.3% on a like-for-like basis(*) over the full year, in line with the growth rate achieved over the first 9 months (3.3% like-for-like).
Significant features of the fourth-quarter figures include:

- **Books – Excellent performance by Hachette Livre thanks to further growth in part-works, General Literature in France and strong growth in publishing in the UK. Fourth-quarter growth was also boosted by a favorable comparative.**
- **Press – Improvement in the growth rate, mainly in France. Growth in the USA and UK continues at a satisfactory pace.**
- **Distribution Services – Modest operational growth both in the quarter and over the full year. Progress in Europe (excluding France) was mitigated by lack of growth in France and the United States.**
- **Lagardere Active – Very good quarter, with all divisions reporting highly satisfactory growth.**

Lagardère SCA consolidated revenues, including EADS (up 6.3%), rose by 7.5% year on year.

	Revenues (€m) for year ended:		Year-on-year growth (reported)	Year-on-year growth (like-for-like) (*)
	Dec 31, 2004	*Dec 31, 2003*		
. LAGARDERE MEDIA	**8,594.3**	***7,944.0***	**8.2%**	**3.3%**
- Books	1,431.6	*958.7*	49.3%	6.4%
- Press	2,120.2	*2,072.3*	2.3%	1.7%
- Distribution Services	4,365.7	*4,333.1*	0.8%	2.0%
- Lagardere Active	676.8	*579.9*	16.7%	12.8%
. EADS	**4,795.1**	***4,510.4***	**6.3%**	N/A
LAGARDERE SCA	**13,389.4**	***12,454.4***	**7.5%**	**N/A**

(*) *excluding changes in group structure and the impact of exchange rates*

N/A: not available

LAGARDERE MEDIA

Revenue growth for **Lagardère Media** was 1.6% excluding changes in group structure, rising to 3.3% if the impact of exchange rates is also excluded.

- **Books: Hachette Livre**

  Following the acquisition of Editis, Hachette Livre has consolidated revenues generated since January 1, 2004 by the retained publishers: Dalloz, Dunod and Armand Colin in France, Anaya in Spain, and Larousse. These businesses contributed €341.6m in the year ended December 31, 2004.
  The British publisher Hodder Headline has been consolidated from October 1, 2004, and contributed €61.1m to Hachette Livre revenues.
  On a like-for-like basis, a softer fourth-quarter comparative meant that revenue growth was higher over the full year (6.4%) than in the nine months to end September (4.2%).
  As in the first nine months of 2004, the part-works business – both in France and international markets – was a major growth driver over the year as a whole. Hachette Illustrated achieved very fine growth in the final quarter, as did the UK publishing businesses (excluding Hodder Headline).

- **Press: Hachette Filipacchi Médias**

  The weakness of the recovery in magazine advertising spend was a major feature of 2004, despite more favorable trends in the fourth quarter in France and the UK.
  Hachette Filipacchi Médias posted like-for-like revenue growth of 1.7%, just ahead of the 1.4% reported to end September. However, the comparative base was slightly more favorable towards the end of the year.
  In France, growth was boosted in the fourth quarter by the success of Choc! and Public and by a strong December in advertising, offsetting the decline at télé7jours.
  Growth trends remained good in the USA, and the UK also made satisfactory progress.
  The very strong growth in the emerging markets of China and Russia was unabated.
  This made up for the weakness of Italy and the lack of significant growth in Japan.

- **Hachette Distribution Services**

  Hachette Distribution Services reported full-year like-for-like growth of 2.0%, down on the 2.8% figure achieved to end September.
  This was due to an adjustment of the provision for returns made on the annual revenues of Curtis (USA), which will have only a marginal impact on earnings.
  Fourth-quarter organic growth was again modest, in line with the full-year figure of 2%.
  Growth in Belgium and Germany slowed after a strong start to the year.
  Spain continued to report fine growth, though at a markedly slower pace than the record levels achieved in the earlier part of the year.
  Poland and the Czech Republic continue to report very strong growth.
  In France, the turnaround at Virgin was confirmed. Aelia is still being affected by the sharp fall in tobacco sales (low-margin products), and the situation at Relais H (modest growth) is unchanged.
  Revenues in the USA showed a slight decrease.

- **Lagardere Active**

The Lagardere Active business has achieved strong growth since the start of the year, with revenues up 12.8% like-for-like and 16.7% on a reported basis.
The fourth quarter was excellent for all divisions.
Radio – Advertising revenues continued to rise, with organic growth of 6.3%. This was short of the 15.3% achieved in the first half due to a tougher comparative, but represented an improvement on the nonetheless respectable third quarter (4.6%). However, visibility in this business is still poor.
Television – TV production, which was hit by the postponement of budgets in the third quarter, returned to growth as expected, advancing by 14.8%. Theme channels also turned in an impressive performance (18.4% growth).
Lagardere Active Broadband – The division reported its best-ever quarter, after 9 months of sustained growth driven by significant market share gains in provision of interactive services to radio broadcasters by the German subsidiary Legion and the positive effect on Plurimédia in France of increasing use of mobile Internet services.

- **Outlook**

Despite its impact on revenues, the depreciation of the dollar (down 9.02% over 2004) will have a limited impact on profitability at Lagardère Media. Because the businesses exposed to dollar risk are located in the United States, the associated costs are also denominated in dollars. Consequently, the earnings risk is limited.

Full-year EBITA growth at Lagardère Media (excluding Editis and Hodder Headline) is expected to be at the top end of the "7%-10%" guidance range previously indicated by the group.

EADS

The figure shown on the **"EADS"** line represents 15.04% of the revenues generated by EADS.
To comply with French generally accepted accounting principles as applied by the Lagardère group, EADS revenues denominated in currencies other than the euro are restated in order to translate them at the exchange rate at which they were hedged.
Up to and including 2003, application of these principles required EADS revenue figures to be restated, given the specific terms of certain hedging contracts that have now expired.

2004 full-year revenues rose by 6.3%, and contributed €4,795m to the consolidated revenues of **Lagardere SCA.**
All divisions contributed to growth. Airbus was lifted by an increase in aircraft deliveries (320 in 2004, vs 305 in 2003), confirming the clear upturn in the aeronautics cycle. In all the other divisions, growth was driven by military programs, in particular the A400M transport aircraft, the Tigre and NH90 helicopters, missiles, and the Paradigm satellite communication contract.

Note: transition to IFRS

The figures provided above are presented in accordance with French generally accepted accounting principles. The Lagardère group will apply International Financial Reporting Standards for the first time in its financial statements published in 2005, and on May 16, 2005 will present the 2004 financial statements restated under IFRS for comparative purposes.

The Lagardère group has provided its shareholders with the information already available on IFRS impacts since February 1, 2005. The Transition to IFRS presentation can be viewed on the "Financial Information" section of the group's website: http://www.lagardere.com/us.

Paris, February 10, 2005

The Lagardère group is a market leader in the media sector (books, press, audiovisual, and distribution/retailing of cultural products). The group also has interests in the high technology sector via a 15.04% equity stake in EADS.
The group posted revenues of €13,389.4m in 2004, and employs 43,000 people in over 40 countries.
The Lagardère group is listed on the Premier Marché of the Paris Bourse.

Press contacts

Thierry Funck-Brentano	tel. +33 (0)1 40 69 16 34	tfb@lagardere.fr
Arnaud Molinié	tel. +33 (0)1 40 69 16 72	amolinie@lagardere.fr

Investor Relations contact

Laurent Carozzi	tel. +33 (0)1 40 69 18 02	lcarozzi@lagardere.fr